EXHIBIT 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Armada Acquisition Corp. I on Form F-4 of our report dated December 21, 2022, which includes an explanatory paragraph as to the Armada Acquisition Corp. I’s ability to continue as a going concern, with respect to our audits of the financial statements of Armada Acquisition Corp. I as of September 30, 2022 and 2021 and for the year ended September 30, 2022 and for the period from November 5, 2020 (inception) through September 30, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

June 16, 2023